Sheet1

Proxy Results - Merrill Lynch Consults International Portfolio								0.000
Meeting Date: January 20, 2000

Record Date: 11/30/1999
As of: 01/20/2000

				Units Voted					Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed
Fund	To Pass	Shares	67%	For	Against	Abstain	Votes Needed		For	Against	Abstain	Total	Proposal 1 (Trustees)	For	Against	Abstain

							0.000	Crook					Brackenridge

Proposal 1	1,974,059.860	2,946,358.00		2,022,862.000	31,046.000	39,375.000			96.63%	1.48%	1.88%	99.99%		68.65%	1.05%	1.33%

Proposal 2	1,974,059.860	2,946,358.00		1,985,263.000	51,467.000	56,553.000			94.83%	2.45%	2.70%	99.98%		67.38%	1.74%	1.91%

Last Updated on 08/08/2000
By Win95 User